OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HAWKER RESOURCES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

420126 10 4

(Cusip Number)

Darrell Peterson, Corporate Secretary
4500 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 3K7
(403) 298-3316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420126 10 4

1.	Name of Reporting Persons: David Tuer		IRS Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK and PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 715,466

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 715,466

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,466

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Matco Capital Ltd.		IRS Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,430,934

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,430,934

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,430,934

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Person: Matco Investments Ltd.		IRS Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,430,934

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,430,934

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,430,934

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Ronald Mathison		IRS Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,447,534

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,447,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,447,534

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): IN

Item 1.     Security and Issues

This statement on Schedule 13D relates to the Common Shares of Hawker Resources Inc. (formerly known as SYNSORB Biotech Inc.), a corporation organized under the laws of Alberta, Canada (“Hawker”). The principal offices of Hawker are located at 500, 340 – 12 Avenue SW, Calgary, Alberta, Canada T2R 1L5.

Item 2.     Identity and Background

(a)     This statement is filed by David Tuer, Ronald Mathison, Matco Investments Ltd. and Matco Capital Ltd. (collectively, the “Reporting Persons” and individually, a “Reporting Person”). Mr. Mathison owns all of the capital stock of Matco Investments Ltd. (“Matco Investments”). Matco Investments controls Matco Capital Ltd. (“Matco Capital”).

(b)     The business address for Matco Investments, Matco Capital, and Mr. Mathison is Suite 400, 407 – 8th Avenue SW, Calgary, Alberta, Canada T2P 1E5. Mr. Tuer’s business address is Suite 3200, 350 – 7th Avenue SW, Calgary, Alberta, Canada T2P 3N9.

(c)     Mr. Tuer is the Chief Executive Officer of Hawker. Hawker is primarily engaged in the business of oil and gas exploration and development. Mr. Mathison is the President and Chief Executive Officer of Matco Investments. The primary business of each of Matco Investments and Matco Capital is investments.

(d)     During the last five years, none of the Reporting Persons nor any of the executive officers or directors of Matco Investments or Matco Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons nor any of the executive officers or directors of Matco Investments or Matco Capital was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of Mr. Tuer and Mr. Mathison are Canadian citizens. Each of the other Reporting Persons are corporations organized under the laws of Alberta, Canada.

Item 3.     Source and Amount of Funds or Other Consideration

Matco Capital and Mr. Tuer each funded its respective purchase of Common Shares on May 30, 2003 from funds borrowed from the HSBC Bank Canada. Mr. Tuer funded his purchase of Common Shares on June 12, 2003 from personal funds. Matco Capital funded its purchase of Common Shares on June 12, 2003 from funds borrowed from the HSBC Bank Canada.

Item 4.     Purpose of the Transaction

On March 7, 2003, Hawker entered into an agreement (the “Financing Agreement”) with David Tuer and 970183 Alberta Ltd. (“FinanceCo”), as nominee for Matco Capital and David Tuer, pursuant to which FinanceCo agreed to purchase units (“Units”), subject to the satisfaction of certain conditions, from Hawker, with each Unit consisting of (i) a Hawker debenture, (ii) a warrant to acquire Common Shares and Class A Shares of Hawker and (iii) shares of two classes of preferred stock of Hawker. None of the debentures, Class A Shares or preferred shares are convertible or exchangeable into Common Shares. The warrants were not exercisable until a final prospectus relating to a proposed public offering of Common Shares by Hawker was filed with the Alberta, Canada securities authority. On April 3, 2003, Hawker issued the Units to FinanceCo. On May 30, 2003, the warrants were deemed to have been exercised as a result of the filing of a final prospectus relating to a public offering of Common Shares by Hawker and, as a result of such exercise, FinanceCo, as nominee for Mr. Tuer acquired 590,466 Common Shares and FinanceCo, as nominee for Matco Capital, acquired 1,180,934 Common Shares. Record ownership of the Common Shares held in the name of FinanceCo was transferred to Mr. Tuer and to Matco Capital on June 9, 2003.

On June 12, 2003, Matco Capital and Mr. Tuer purchased 250,000 Common Shares and 125,000 Common Shares, respectively, in connection with the completion of a public offering of 14,286,000 Common Shares. On June 12, 2003, Mr. Mathison exercised investment power on behalf of Corey Martel, Josephine Catchuella, Ken Mathison and Tara Whidden to acquire an aggregate of 16,600 Common Shares in connection with the completion of such offering and, as a result of investment and dispositive power, Ronald Mathison is deemed to beneficially own such Common Shares.

The Reporting Persons acquired the Common Shares of Hawker for investment purposes. Through representation on Hawker’s Board of Directors, the Reporting Persons are in a position to influence the management policies and control of Hawker with the aim of increasing the value of Hawker and the Reporting Persons’ investment in the Common Shares.

Item 5.     Interest in Securities of the Issuer

As of the date of this statement, Mr. Tuer beneficially owns 715,466 Common Shares, representing approximately 3.3% of the outstanding Common Shares on such date. Mr. Tuer has sole voting power and sole dispositive power with respect to all of such Common Shares.

As of the date of this statement, Matco Capital owns 1,430,934 Common Shares, representing approximately 6.5% of the outstanding Common Shares on such date. Mr. Mathison is the sole stockholder of Matco Investments. Matco Investments has effective control over Matco Capital. As a result of these relationships, Mr. Mathison and Matco Investments may be deemed to have beneficial ownership of all of the Common Shares owned by Matco Capital through the ability to direct the voting or transfer of such shares.

As of the date of this statement, Ronald Mathison beneficially owns 1,447,534 Common Shares, representing approximately 6.6% of the outstanding Common Shares on such date. Mr. Mathison beneficially owns 1,430,934 Common Shares as a result of his control of Matco Investments as described above. Mr. Mathison beneficially owns 16,600 Common Shares as a result of shared investment and shared dispositive power with Corey Martel, Josephine Catchuella, Ken Mathison and Tara Whidden with respect to such shares.

Except as noted above, none of the Reporting Persons effected any other transactions in the Common Shares of Hawker during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 above and other than the Joint Filing Agreement attached hereto as an Exhibit, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any Reporting Persons and any other person with respect to any securities of Hawker.

Item 7.     Material to be Filed as Exhibits

1.	Joint Filing Agreement dated June 6, 2003 among the Reporting Persons (previously filed).

2.	Loan Agreement dated April 2, 2003 between 970183 Alberta Ltd. and HSBC Bank Canada (previously filed).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned Reporting Persons, the information set forth in this statement is true, complete and correct.

Dated June 13, 2003

/s/ David Tuer David Tuer

/s/ Ronald Mathison Ronald Mathison

Matco Investments Ltd.

By:	/s/ Ronald Mathison Name: Ronald Mathison Title: President

Matco Capital Ltd.

By:	/s/ Ronald Mathison Name: Ronald Mathison Title: President